March 4, 2024

VIA EDGAR

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Nicholas Nalbantian

Re:	Vitru Brasil Empreendimentos, Participações e Comércio S.A. Registration Statement on Form F-4 File No. 333-274353

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vitru Brasil Empreendimentos, Participações e Comércio S.A. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-274353) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 1 p.m., Eastern Standard Time, on March 6, 2024, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Vitru Brasil Empreendimentos, Participações e Comércio S.A.

By:	/s/ Carlos Henrique Boquimpani de Freitas
	Name:	Carlos Henrique Boquimpani de Freitas
	Title:	Chief Financial and Investor Relations Officer

By:	/s/ Ana Paula Rodrigues
	Name:	Ana Paula Rodrigues
	Title:	Chief People and Management and Services Officer